Exhibit 21.1

The following is a list of subsidiaries of the Company as of the prospectus date:

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Hartford ZY Culture Media (Shanghai) Co., Ltd. (“HFZY”)	Shanghai, China
Shaoxing Huomao Network Technology Co., Ltd. (“SXHM”）	Zhejiang, China
Nanjing HaoYiPeng Information Tech. Ltd. (“NJZY”)	Nanjing, China